FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 26, 2017 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the third quarter of 2017. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2016, except where stated otherwise. In the quarterly financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retroactive adjustment of net sales and other profit or loss accounts, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

3Q17 RESULTS

Net sales grew 8.1%(1) driven by the 25.2%(1)  increase at Assaí and the recovery at the Pão de Açúcar banner

Adjusted EBITDA in the Food segment reached R$569 million, up 17.3%, with margin expansion of 40 bps to 5.2%

Operating expenses grew below inflation, with dilution of 90 bps compared to 3Q16

Consolidated net income attributable to controlling shareholders of R$32 million, with margin of 0.3%

Operating Highlights

Multivarejo:

●        Continued market share(*) gains, marking 12 consecutive quarters of gains. The highlight was the sales volume recovery at Pão de Açúcar and Extra Hiper, that continued to deliver the best performance among formats;

●        Decrease of 4.4% in operating expenses, leveraged by the energy efficiency and productivity initiatives;

●        Adjusted EBITDA margin of 5.5%, expanding 50 bps from 3Q16 with growth of 7.7% in Adjusted EBITDA affirming the better trend since the beginning of the year;

●        The “My Discount” app reached more than 3 million downloads, of which more than 1 million were new loyal customers. The initiative has already reached around 20% of the customers at Extra and over 25% at Pão de Açúcar.

Assaí:

●        Strong net sales growth of 25.2%(1)  and 7.7%(1)(2)  in the same-stores concept, maintaining consistent customer and volume growth in recent quarters;

●        Operating expenses stable as a percentage of net sales in relation to 1H17, although already includes the expenses related to conversions and openings expected for 4Q17 (11 stores);

●        Adjusted EBITDA margin stood at 4.8% with 40 bps improvement and growth of 35.9% in Adjusted EBITDA.

Financial Highlights

●        The financial result corresponded to 1.4% of net sales, improving 35.0% from 3Q16;

●        Net income attributable to controlling shareholders was R$32 million with margin of 0.3%, highlight to the 73.6% improvement at Assaí;

●        Financial capacity remains robust: Net debt(3) reduction of R$532 million vs. 3Q16. The net debt(3)/EBITDA ratio fell to 1.0x, from 1.3x in the same period last year. Ratings reaffirmed by S&P (brAAA) and Fitch (AAbra).

Outlook

●        Strategic priorities: (i) focus on and strengthening of Food segment, (ii) sales growth above the industry average, supporting market share(*) gains, (iii) continued expansion of Assaí format, and (iv) optimization of the store portfolio;

●        Economic environment and business evolution: Brazil’s high unemployment and weak consumer spending challenge the recovery of the retail industry. However, for the past 18 months, GPA has outperformed the industry average (ABRAS(4) and IBGE(5)), confirming the market share(*) gains by Extra Hiper and Assaí, as well as the stability in other segments.

 (*) According to Nielsen data for each segment. (1)Net sales adjusted for the calendar effect. (2) Includes converted stores, which contributed 290 bps in 3Q17. (3) Includes non-discounted credit card receivables of R$837 million in 3Q17 and R$402 million in 3Q16. (4) Brazilian Supermarkets Association. (5) Monthly Retail Survey (PMC) conducted by IBGE.

●        Guidance for 2017: (i) Sales: continuity in market share(*) gains at both Multivarejo and Assaí; (ii) EBITDA Margin(6): around 5.5% in the Food segment, supported by higher profitability at Assaí and at Multivarejo; (iii) CAPEX: approximately R$1.2 billion; and (iv) target to raise more than US$50 million through synergies in Latin America.

 (*) According to Nielsen data for each segment. (6) EBITDA adjusted by Other Operating Income and Expenses, excluding non-recurring tax credits.

“The results we have been delivering since the end of 2016 are in line with what was planned and we are continuing this positive trend this quarter. Even facing a quarter marked by a complex macroeconomic scenario, with sharp deflation in some of  the food categories, we can notice an improvement in operational and financial improvement as a result of the efforts internally carried out by the team. We continue to move forward on our strategic priorities of building a more balanced store portfolio with the successful conversion of hypermarkets into Assaí, the digital transformation of our business through initiatives such as “My Discount", and growth in market share across all business units.”

Ronaldo Iabrudi, CEO of GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo				Assaí
(R$ million)(1)	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△

Gross Revenue	11,791	10,946	7.7%	11,791	10,946	7.7%	6,705	6,888	-2.6%	5,086	4,059	25.3%
Net Revenue	10,909	10,090	8.1%	10,909	10,090	8.1%	6,225	6,354	-2.0%	4,684	3,737	25.4%
Gross Profit	2,366	2,245	5.4%	2,366	2,245	5.4%	1,663	1,704	-2.4%	703	541	30.1%
Gross Margin	21.7%	22.2%	-50 bps	21.7%	22.2%	-50 bps	26.7%	26.8%	-10 bps	15.0%	14.5%	50 bps
Selling, General and Adm. Expenses	(1,828)	(1,787)	2.3%	(1,828)	(1,787)	2.3%	(1,348)	(1,411)	-4.4%	(480)	(377)	27.5%
% of Net Revenue	16.8%	17.7%	-90 bps	16.8%	17.7%	-90 bps	21.7%	22.2%	-50 bps	10.2%	10.1%	10 bps
EBITDA (2)	411	454	-9.6%	439	454	-3.3%	215	298	-27.9%	224	156	43.8%
EBITDA Margin	3.8%	4.5%	-70 bps	4.0%	4.5%	-50 bps	3.5%	4.7%	-120 bps	4.8%	4.2%	60 bps
Adjusted EBITDA(2)(3)	541	485	11.4%	569	485	17.3%	345	320	7.7%	225	165	35.9%
Adjusted EBITDA Margin	5.0%	4.8%	20 bps	5.2%	4.8%	40 bps	5.5%	5.0%	50 bps	4.8%	4.4%	40 bps
Net Financial Revenue (Expenses)	(154)	(236)	-35.0%	(154)	(236)	-35.0%	(149)	(211)	-29.6%	(5)	(25)	-80.0%
% of Net Revenue	1.4%	2.3%	-90 bps	1.4%	2.3%	-90 bps	2.4%	3.3%	-90 bps	0.1%	0.7%	-60 bps
Net Income (Loss) - Consolidated
Controlling Shareholders	32	(119)	n.a.	27	(6)	n.a.	(86)	(72)	20.4%	113	65	73.6%
Net Margin	0.3%	-1.2%	150 bps	0.2%	-0.1%	30 bps	-1.4%	-1.1%	-30 bps	2.4%	1.7%	70 bps
Adjusted Net Income (Loss) - Controlling
	109	35	207.2%	137	35	288.3%	24	(36)	n.a.	114	71	59.0%
Shareholders - continuing operations (4)
Adjusted Net Margin	1.0%	0.4%	60 bps	1.3%	0.4%	90 bps	0.4%	-0.6%	100 bps	2.4%	1.9%	50 bps

(1) Totals and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales; (2) Earnings before interest, tax, depreciation and amortization; (3) EBITDA adjusted by "Other Operating Income and Expenses." (4) Net Income adjusted by "Other Operating Income and Expenses."

SALES PERFORMANCE

Net sales amounted to R$10.9 billion, growing 8.1%(1)  vs. 3Q16, explained by:

●    Strong sales growth at Assaí of 25.2%(1)  and of 7.7%(1) (2)  on a same-store basis. Despite the sharp deflation in the period, Assaí posted its strongest combined growth in sales volume and customer traffic of recent quarters;

●    Multivarejo reached same-store sales growth of 0.6%(1) . Sales volume recovery at the Pão de Açúcar banner was the highlight. Extra Hiper continued to deliver the best performance among formats, with market share(*) gains;

●    Acceleration of store conversions: 4 stores converted in the quarter, totaling 9 stores since 4Q16, which registered revenue growth of around 3.0x;

●    Multivarejo and Assaí continued to gain market share(*) in the quarter.

At Multivarejo, net sales reached R$6.2 billion in the quarter and same-store sales growth was 0.6%(1) , with sales performance improving significantly over the quarter. The highlights were: (i) the recovery in performance at the Pão de Açúcar banner, (ii) Extra Hiper maintained the best performance among banners, and (iii) continued market share(*) gains in 2017 in relation to 2016.

Total net sales performance was affected by the closure of 15 hypermarkets since the start of the year for conversion into Assaí stores, which had a negative impact of over 300 bps. Moreover, food at home inflation, which registered inflation of 16.3% in 3Q16, registered deflation of - 4.5% in 3Q17.

The Pão de Açúcar banner posted recoveries in sales and volume, reflecting the initiatives implemented since end-2Q17, such as (i) reinforcing the loyalty program with the “My Discount” program, (ii) the promotional action “Collect & Win”, and (iii) the strengthening of iconic products with more attractive pricing.

In addition, the banner launched a store-renovation plan, with the expectation of renovating around 50 stores by year-end, with 11 full renovations and 39 light renovations.

At Assaí, net sales amounted to R$4.7 billion, advancing 25.2%(1)  vs. 3Q16. On a same-store basis, Assaí net sales grew 7.7%(1)(2) . Despite the intense food deflation (the food at home component of IPCA inflation went from 16.3% in 3Q16 to -4.5% in 3Q17) in important categories, such as Commodities, Dairy, Meat and Produce, Assaí delivered sales volume growth on the prior-year period and continuous improvement in customer traffic.

The 17 stores opened in the last 12 months added around R$900 million of gross sales in the quarter, demonstrating the success of the expansion program and the strong and rapid adherence of customers to Assaí's value proposition, especially in regions new to the banner.

Converted stores delivered a better-than-expected sales multiple of around 3.0x, confirming the success of the locations/regions selected under the project to optimize the store portfolio.

In the quarter, Assaí reached 115 stores and accounted for 43.0% of GPA Food’s total net sales, an increase of 600 bps on the prior-year period. The Assaí format continued to capture market share(*) gains in the quarter, of around 330 bps compared to the same period last year.

(*) According to Nielsen data for each segment. (1) Net sales adjusted for the calendar effect. (2) Includes converted stores, which contributed 290 bps in 3Q17.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

Gross profit reached R$1,663 million, with margin of 26.7%, in line with the year-ago period, due to the maintenance of commercial strategies and the stability in shrinkage levels and logistics costs.

Selling, general and administrative expenses amounted to R$1,348 million, decreasing 4.4% compared to 3Q16. The main initiatives explaining the lower expenses were:

•         Higher efficiency in headcount due to the multi-functionality, flexibility and process-review initiatives at stores, as well as the variable compensation model, which generated productivity gains;

•         Expenses with electricity improved vs. 3Q16 due to the roll out of the energy optimization projects

•         The reduction in stores operating and general expenses

Other Operating Income and Expenses, which amounted to R$130 million, were mainly related to restructuring and the gains/losses from property, plant and equipment, which amounted to R$80 million. In addition, state tax liabilities of R$30 million were included in the Special Installment Program (PEP).

Adjusted EBITDA amounted to R$345 million in the period, growing 7.7%, despite the smaller store portfolio (mainly due to the closure of 15 Extra Hiper stores for conversion). Adjusted EBITDA margin stood at 5.5%, expanding 50 bps from 3Q16.

Assaí

Gross profit reached 15.0%, expanding 50 bps from 3Q16, basically explained by:

●        Joint commercial actions with suppliers targeting small merchants;

●        Development of other categories to offset the deflationary impact;

●        Maintenance of low shrinkage levels;

●        Maturation of the store park;

●        Higher share of individuals customers

Operating expenses stood at 10.2%, in line with 1H17, despite the accelerated pace of organic expansion and conversions. The expectation of 11 openings in 4Q17 (of which 8 conversions and 3 organic) impacted 3Q17 with the operational expenses inherent to the expansion.

Adjusted EBITDA reached R$225 million, with increase of 35.9%. Adjusted EBITDA margin stood at 4.8%, expanding 40 bps vs 3Q16, reflecting the gross margin expansion and contention of operating expenses.

FINANCIAL PERFORMANCE

Financial result

The financial result reached  R$154 million, down of 35.0% from the year-ago period. As a percentage of net sales, the result corresponded to 1.4%, improving 90 bps.

The improvement is explained by (i) the gross debt reduction of R$767million, (ii) the lower interest rates (14.1% in 3Q16, vs. 9.2% in 3Q17), and (iii) the reduction in cost of receivables discount of 20 bps as a percentage of net sales.

Net income

Net income attributable to controlling shareholders, considering continuing and discontinued operations, came to R$32 million, with margin of 0.3%, an increase of approximately R$ 150 million compared to 3Q16.

In the Food segment, net income attributable to controlling shareholders from continuing operations, adjusted for other income and expenses, amounted to R$137 million, increasing four times over 3Q16, with the highest contribution coming from Assaí.

Earnings per share

Diluted EPS was 0.10880 per common share and 0.12006 per preferred share.

Net debt

Net debt, adjusted for non-discounted receivables, amounted to R$2,604 million, a reduction of R$532 million from a year earlier. The net debt / adjusted EBITDA ratio stood at 1.0x in 3Q17, down from 1.3x a year earlier.

Gross debt stood at R$4,708 million, down R$767 million from 3Q16.

The cash balance was R$1,266 million and the non-discounted receivables balance was R$837 million, for total available resources of R$2.1 billion, as well as the preapproved/confirmed credit facilities of R$1.1 billion.

The agencies S&P Global Ratings and Fitch Ratings reaffirmed the Company’s ratings of ‘brAAA stable’ and ‘AA(bra) stable,' respectively, which reflects the continued prospects for a solid market position and growing cash flow.

Capital expenditure

CAPEX in the Food segment amounted to R$446 million, increasing R$107 million from the same period last year, mainly due to the higher investments in projects to convert Extra Hiper stores into Assaí stores.

Four conversions were delivered in the quarter, while another 8 stores are undergoing conversion, with an estimated 15 store conversions to be delivered by the end of 2017. Moreover, in line with its organic growth strategy, the Company opened 1 Assaí store, 1 Pão de Açúcar store, 3 Minuto Pão de Açúcar stores and 2 drugstores in the quarter.

II. Latin American Synergies

Continuation of the process to capture synergies in Latin America, which includes:

●        The new Apparel concept being implemented at the Extra Hiper format. The project has already implemented 24 stores and expectation to reach 40 stores by year end;

●        Joint negotiations of equipment and services, which reached R$21.5 million at GPA by the quarter’s end;

●        Sharing of good practices in perishables and transfer of know-how to reduce shrinkage;

●        The Aliados Compre Bem project, which already has 433 partners, has a goal of reaching 500 by year-end;

●        The capture of synergies for Latin America has progressed faster than expected, goal of US$50 million already surpassed at the end of the quarter.

III. Outlook

Strategic priorities:

1)      Focus on Food segment: continued investments in formats with the highest returns, such as Assaí and Pão de Açúcar, and intensification of store renovations;

2)      Portfolio optimization: focus on conversions of Extra Hiper stores into Assaí stores;

3)      Continued expansion at Assaí: total of 15 conversions andother 5 new stores, with an average return of over 20%.

Guidance for 2017:

1)      Sales: continued market share gains at both Multivarejo and Assaí;

2)      EBITDA Margin(*): around 5.5% in the Food segment, supported by higher profitability at Assaí and Multivarejo;

3)      CAPEX: approximately R$1.2 billion;

4)      Target to raise more than US$50 million through synergies in Latin America.

 (*) EBITDA adjusted by Other Operating Income and Expenses, excluding non-recurring tax credits

IV. Additional Information

3Q17 Results Conference Call and Webcast

Friday, October 27, 2017
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for audio in Portuguese: 2879418#
Access code for audio in English: 6729635#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi Victor Manuel Diaz Silvera Matheus Fujisawa Sarah Hatia GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

V. Appendices

Glossary

Company’s Business: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted Net Income: Measure of profitability calculated as Net Income from continuing operations excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•      numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•      denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

ASSETS

		Consolidated			Food Businesses
(R$ million)	09.30.2017	06.30.2017	09.30.2016	09.30.2017	06.30.2017	09.30.2016
Current Assets	27,320	26,968	19,918	7,712	8,183	7,988
Cash and Marketable Securities	1,266	2,366	3,385	1,266	2,366	1,937
Accounts Receivable	1,040	502	3,907	1,045	507	639
Credit Cards	837	329	1,802	837	329	402
Payment book	-	-	1,813	-	-	-
Sales Vouchers and Others	165	127	523	171	132	161
Allowance for Doubtful Accounts	(3)	(3)	(310)	(3)	(3)	(3)
Resulting from Commercial Agreements	40	49	79	40	49	79
Inventories	4,634	4,427	7,864	4,634	4,427	4,477
Recoverable Taxes	395	449	1,563	395	449	620
Noncurrent Assets for Sale	19,614	18,790	2,562	-	-	(0)
Expenses in Advance and Other Accounts Receivables	371	434	638	371	434	315
Noncurrent Assets	14,417	14,043	22,038	14,450	14,076	16,257
Long-Term Assets	3,026	2,889	4,907	3,054	2,917	1,964
Accounts Receivables	-	-	147	-	-	-
Credit Cards	-	-	22	-	-	-
Payment Book	-	-	143	-	-	-
Allowance for Doubtful Accounts	-	-	(18)	-	-	-
Recoverable Taxes	1,350	1,278	2,247	1,350	1,278	554
Deferred Income Tax and Social Contribution	162	170	296	162	170	15
Amounts Receivable from Related Parties	22	19	345	50	48	66
Judicial Deposits	789	738	1,197	789	738	673
Expenses in Advance and Others	702	684	675	702	684	656
Investments	298	282	488	297	282	317
Property and Equipment	9,186	8,985	10,603	9,186	8,985	9,155
Intangible Assets	1,908	1,887	6,039	1,913	1,892	4,821
TOTAL ASSETS	41,737	41,011	41,956	22,162	22,259	24,245

LIABILITIES

		Consolidated			Food Businesses
	09.30.2017	06.30.2017	09.30.2016	09.30.2017	06.30.2017	09.30.2016
Current Liabilities	23,054	22,161	22,328	8,616	8,476	9,737
Suppliers	5,495	5,172	8,520	5,496	5,174	4,537
Suppliers ('Forfait')	-	-	341	-	-	-
Loans and Financing	901	1,439	4,014	901	1,439	2,943
Payment Book (CDCI)	-	-	2,461	-	-	-
Debentures	517	47	518	517	47	518
Payroll and Related Charges	647	602	1,111	647	602	662
Taxes and Social Contribution Payable	211	363	696	211	363	172
Dividends Proposed	(0)	-	3	(0)	-	0
Financing for Purchase of Fixed Assets	33	28	136	33	28	136
Rents	89	75	126	89	75	83
Acquisition of minority interest	-	-	7	-	-	7
Debt with Related Parties	167	160	171	364	351	374
Advertisement	26	32	66	26	32	44
Provision for Restructuring	3	2	5	3	2	3
Advanced Revenue	56	79	327	56	79	39
Non-current Assets Held for Sale	14,642	13,885	3,124	-	-	-
Others	267	277	702	272	283	218
Long-Term Liabilities	5,611	5,850	6,992	5,611	5,850	4,724
Loans and Financing	808	669	1,250	808	669	1,116
Payment Book (CDCI)	-	-	228	-	-	-
Debentures	2,532	2,980	898	2,532	2,980	898
Financing for Purchase of Assets	-	-	4	-	-	4
Deferred Income Tax and Social Contribution	364	258	1,039	364	258	1,016
Tax Installments	681	765	545	681	765	544
Provision for Contingencies	1,038	1,016	1,831	1,038	1,016	1,064
Advanced Revenue	16	19	1,137	16	19	27
Others	170	143	59	170	143	54
Shareholders' Equity	13,072	13,000	12,637	7,935	7,933	9,784
Capital	6,818	6,818	6,808	5,487	5,516	5,436
Capital Reserves	355	349	321	355	349	321
Profit Reserves	3,025	3,000	2,891	2,094	2,068	2,891
Minority Interest	2,875	2,833	2,617	0	0	1,136
TOTAL LIABILITIES	41,737	41,011	41,956	22,162	22,259	24,245

2. Income Statement - 3Q17

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△
Gross Revenue	11,791	10,946	7.7%	11,791	10,946	7.7%	6,705	6,888	-2.6%	5,086	4,059	25.3%
Net Revenue	10,909	10,090	8.1%	10,909	10,090	8.1%	6,225	6,354	-2.0%	4,684	3,737	25.4%
Cost of Goods Sold	(8,530)	(7,832)	8.9%	(8,530)	(7,832)	8.9%	(4,550)	(4,637)	-1.9%	(3,980)	(3,195)	24.6%
Depreciation (Logistic)	(14)	(14)	-2.3%	(14)	(14)	-2.3%	(12)	(13)	-4.9%	(2)	(1)	24.9%
Gross Profit	2,366	2,245	5.4%	2,366	2,245	5.4%	1,663	1,704	-2.4%	703	541	30.1%
Selling Expenses	(1,593)	(1,563)	1.9%	(1,593)	(1,563)	1.9%	(1,171)	(1,236)	-5.3%	(423)	(327)	29.1%
General and Administrative Expenses	(235)	(224)	4.7%	(235)	(224)	4.7%	(177)	(175)	1.3%	(58)	(49)	16.9%
Selling, General and Adm. Expenses	(1,828)	(1,787)	2.3%	(1,828)	(1,787)	2.3%	(1,348)	(1,411)	-4.4%	(480)	(377)	27.5%
Equity Income(2)	(11)	14	n.a.	18	14	27.9%	18	14	27.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(130)	(31)	319.4%	(130)	(31)	319.4%	(130)	(22)	497.9%	(0)	(9)	-95.0%
Depreciation and Amortization	(194)	(178)	9.4%	(194)	(178)	9.4%	(150)	(145)	3.6%	(45)	(33)	35.3%
Earnings before interest and Taxes - EBIT	203	263	-22.9%	231	263	-12.0%	53	141	-62.3%	178	122	46.3%
Financial Revenue	37	55	-32.8%	37	55	-32.8%	27	46	-41.4%	10	9	13.7%
Financial Expenses	(191)	(291)	-34.6%	(191)	(291)	-34.6%	(176)	(258)	-31.8%	(15)	(34)	-56.1%
Net Financial Result	(154)	(236)	-35.0%	(154)	(236)	-35.0%	(149)	(211)	-29.6%	(5)	(25)	-80.0%
Income (Loss) Before Income Tax	49	26	85.2%	78	26	193.5%	(95)	(70)	35.8%	173	97	79.0%
Income Tax	(38)	(14)	167.0%	(38)	(14)	167.0%	22	17	27.9%	(60)	(31)	90.2%
Net Income (Loss) Company - continuing operations	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Result from discontinued operations	61	(320)	n.a.	(12)	(19)	-36.0%	(12)	(19)	-36.0%	-	-	n.a.
Net Income (Loss) - Consolidated Company	72	(308)	n.a.	28	(6)	n.a.	(85)	(72)	19.0%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	20	(131)	n.a.	(13)	(19)	-30.8%	(13)	(19)	-30.8%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	32	(119)	n.a.	27	(6)	n.a.	(86)	(72)	20.4%	113	65	73.6%
Minority Interest - Noncontrolling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	411	454	-9.6%	439	454	-3.3%	215	298	-27.9%	224	156	43.8%
Adjusted EBITDA (4)	541	485	11.4%	569	485	17.3%	345	320	7.7%	225	165	35.9%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% of Net Revenue
	3Q17	3Q16		3Q17	3Q16		3Q17	3Q16		3Q17	3Q16
Gross Profit	21.7%	22.2%		21.7%	22.2%		26.7%	26.8%		15.0%	14.5%
Selling Expenses	14.6%	15.5%		14.6%	15.5%		18.8%	19.5%		9.0%	8.8%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.8%		1.2%	1.3%
Selling, General and Adm. Expenses	16.8%	17.7%		16.8%	17.7%		21.7%	22.2%		10.2%	10.1%
Equity Income(2)	-0.1%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.2%	0.3%		1.2%	0.3%		2.1%	0.3%		0.0%	0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.0%	0.9%
EBIT	1.9%	2.6%		2.1%	2.6%		0.9%	2.2%		3.8%	3.3%
Net Financial Revenue (Expenses)	1.4%	2.3%		1.4%	2.3%		2.4%	3.3%		0.1%	0.7%
Income Before Income Tax	0.4%	0.3%		0.7%	0.3%		-1.5%	-1.1%		3.7%	2.6%
Income Tax	-0.3%	-0.1%		-0.3%	-0.1%		0.4%	0.3%		-1.3%	-0.8%
Net Income (Loss) Company - continuing operations	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Company	0.7%	-3.1%		0.3%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.3%	-1.2%		0.2%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.4%	-1.9%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	3.8%	4.5%		4.0%	4.5%		3.5%	4.7%		4.8%	4.2%
Adjusted EBITDA (4)	5.0%	4.8%		5.2%	4.8%		5.5%	5.0%		4.8%	4.4%
(1) Includes the result of M alls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

2.1 Income Statement – 9M17

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△
Gross Revenue	11,791	10,946	7.7%	11,791	10,946	7.7%	6,705	6,888	-2.6%	5,086	4,059	25.3%
Net Revenue	10,909	10,090	8.1%	10,909	10,090	8.1%	6,225	6,354	-2.0%	4,684	3,737	25.4%
Cost of Goods Sold	(8,530)	(7,832)	8.9%	(8,530)	(7,832)	8.9%	(4,550)	(4,637)	-1.9%	(3,980)	(3,195)	24.6%
Depreciation (Logistic)	(14)	(14)	-2.3%	(14)	(14)	-2.3%	(12)	(13)	-4.9%	(2)	(1)	24.9%
Gross Profit	2,366	2,245	5.4%	2,366	2,245	5.4%	1,663	1,704	-2.4%	703	541	30.1%
Selling Expenses	(1,593)	(1,563)	1.9%	(1,593)	(1,563)	1.9%	(1,171)	(1,236)	-5.3%	(423)	(327)	29.1%
General and Administrative Expenses	(235)	(224)	4.7%	(235)	(224)	4.7%	(177)	(175)	1.3%	(58)	(49)	16.9%
Selling, General and Adm. Expenses	(1,828)	(1,787)	2.3%	(1,828)	(1,787)	2.3%	(1,348)	(1,411)	-4.4%	(480)	(377)	27.5%
Equity Income(2)	(11)	14	n.a.	18	14	27.9%	18	14	27.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(130)	(31)	319.4%	(130)	(31)	319.4%	(130)	(22)	497.9%	(0)	(9)	-95.0%
Depreciation and Amortization	(194)	(178)	9.4%	(194)	(178)	9.4%	(150)	(145)	3.6%	(45)	(33)	35.3%
Earnings before interest and Taxes - EBIT	203	263	-22.9%	231	263	-12.0%	53	141	-62.3%	178	122	46.3%
Financial Revenue	37	55	-32.8%	37	55	-32.8%	27	46	-41.4%	10	9	13.7%
Financial Expenses	(191)	(291)	-34.6%	(191)	(291)	-34.6%	(176)	(258)	-31.8%	(15)	(34)	-56.1%
Net Financial Result	(154)	(236)	-35.0%	(154)	(236)	-35.0%	(149)	(211)	-29.6%	(5)	(25)	-80.0%
Income (Loss) Before Income Tax	49	26	85.2%	78	26	193.5%	(95)	(70)	35.8%	173	97	79.0%
Income Tax	(38)	(14)	167.0%	(38)	(14)	167.0%	22	17	27.9%	(60)	(31)	90.2%
Net Income (Loss) Company - continuing operations	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Result from discontinued operations	61	(320)	n.a.	(12)	(19)	-36.0%	(12)	(19)	-36.0%	-	-	n.a.
Net Income (Loss) - Consolidated Company	72	(308)	n.a.	28	(6)	n.a.	(85)	(72)	19.0%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	20	(131)	n.a.	(13)	(19)	-30.8%	(13)	(19)	-30.8%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	32	(119)	n.a.	27	(6)	n.a.	(86)	(72)	20.4%	113	65	73.6%
Minority Interest - Noncontrolling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	411	454	-9.6%	439	454	-3.3%	215	298	-27.9%	224	156	43.8%
Adjusted EBITDA (4)	541	485	11.4%	569	485	17.3%	345	320	7.7%	225	165	35.9%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% of Net Revenue
	3Q17	3Q16		3Q17	3Q16		3Q17	3Q16		3Q17	3Q16
Gross Profit	21.7%	22.2%		21.7%	22.2%		26.7%	26.8%		15.0%	14.5%
Selling Expenses	14.6%	15.5%		14.6%	15.5%		18.8%	19.5%		9.0%	8.8%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.8%		1.2%	1.3%
Selling, General and Adm. Expenses	16.8%	17.7%		16.8%	17.7%		21.7%	22.2%		10.2%	10.1%
Equity Income(2)	-0.1%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.2%	0.3%		1.2%	0.3%		2.1%	0.3%		0.0%	0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.0%	0.9%
EBIT	1.9%	2.6%		2.1%	2.6%		0.9%	2.2%		3.8%	3.3%
Net Financial Revenue (Expenses)	1.4%	2.3%		1.4%	2.3%		2.4%	3.3%		0.1%	0.7%
Income Before Income Tax	0.4%	0.3%		0.7%	0.3%		-1.5%	-1.1%		3.7%	2.6%
Income Tax	-0.3%	-0.1%		-0.3%	-0.1%		0.4%	0.3%		-1.3%	-0.8%
Net Income (Loss) Company - continuing operations	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Company	0.7%	-3.1%		0.3%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.3%	-1.2%		0.2%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.4%	-1.9%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	3.8%	4.5%		4.0%	4.5%		3.5%	4.7%		4.8%	4.2%
Adjusted EBITDA (4)	5.0%	4.8%		5.2%	4.8%		5.5%	5.0%		4.8%	4.4%
(1) Includes the result of M alls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

3. Financial Result

			Consolidated
(R$ million)	3Q17	3Q16	△	9M17	9M16	△

Financial Revenue	37	55	-32.8%	135	168	-19.6%
Financial Expenses	(191)	(291)	-34.6%	(659)	(820)	-19.7%
Cost of Debt	(111)	(160)	-30.5%	(427)	(517)	-17.4%
Cost of Receivables Discount	(20)	(45)	-56.2%	(92)	(101)	-8.7%
Restatement of Contingent Liabilities and Other financial expenses	(23)	(32)	-27.7%	(140)	(203)	-31.3%
Net Financial Revenue (Expenses)	(154)	(236)	-35.0%	(524)	(652)	-19.7%
% of Net Revenue	1.4%	2.3%	-90 bps	1.6%	2.2%	-60 bps

In the financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net income

			Consolidated						Food Business

(R$ million)	3Q17	3Q16	△	9M17	9M16	△	3Q17	3Q16	△%	9M17	9M16	△%

EBITDA	411	454	-9.6%	1,585	1,151	37.7%	439	454	-3.3%	1,669	1,151	45.0%
Depreciation (Logistic)	(14)	(14)	-2.3%	(40)	(41)	-4.4%	(14)	(14)	-2.3%	(40)	(41)	-4.4%
Depreciation and Amortization	(194)	(178)	9.4%	(574)	(521)	10.1%	(194)	(178)	9.4%	(574)	(521)	10.1%
Net Financial Revenue (Expenses)	(154)	(236)	-35.0%	(524)	(652)	-19.7%	(154)	(236)	-35.0%	(524)	(652)	-19.7%
Income (Loss) before Income Tax	49	26	85.2%	447	(64)	n.a.	78	26	193.5%	532	(64)	n.a.
Income Tax	(38)	(14)	167.0%	(180)	0	n.a.	(38)	(14)	167.0%	(180)	0	n.a.
Net Income (Loss) Company - continuing operations	11	12	-7.6%	267	(64)	n.a.	40	12	223.6%	352	(64)	n.a.
Net income from discontinued operations	61	(320)	n.a.	189	(984)	n.a.	(12)	(19)	-36.0%	(37)	(45)	-19.0%
Net Income (Loss) Consolidated Company	72	(308)	n.a.	456	(1,047)	n.a.	28	(6)	n.a.	315	(109)	n.a.
Net Income (Loss) - Controlling Shareholders - continuing
operations	11	12	-7.6%	267	(64)	n.a.	40	12	223.6%	352	(64)	n.a.
Net Income (Loss) - Controlling Shareholders -	20	(131)	n.a.	55	(381)	n.a.	(13)	(19)	-30.8%	(37)	(45)	-19.0%
descontinuing operations
Net Income (Loss) - Controlling Shareholders - Consolidated	32	(119)	n.a.	322	(445)	n.a.	27	(6)	n.a.	315	(109)	n.a.

Other Operating Revenue (Expenses)	(130)	(31)	319.4%	(404)	(308)	31.4%	(130)	(31)	319.4%	(404)	(308)	31.4%
Income Tax from Other Operating Revenues (Expenses) and
Income Tax from Nonrecurring	33	8	308.4%	93	66	40.1%	33	8	308.4%	93	66	40.1%
Adjusted Net Income (Loss) - Controlling Shareholders -
	109	35	207.2%	578	177	225.8%	137	35	288.3%	663	177	273.5%
continuing operations (1)
Adjusted Net Margin - Controlling Shareholders	1.0%	0.4%	60 bps	1.8%	0.6%	120 bps	1.3%	0.4%	90 bps	2.1%	0.6%	2 bps

(1) Net Income adjusted for "Other Operating Income and Expenses," thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.
In the quarterly financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

5. Debt - Consolidated

			06.30.2016
(R$ million)	09.30.2017	09.30.2016	Consolidated
	Food	Food	including Via
	Business	Business	Varejo

Short Term Debt	(1,387)	(3,461)	(4,532)
Loans and Financing	(901)	(2,943)	(4,014)
Debentures and Promissory Notes	(517)	(518)	(518)
Long Term Debt	(3,321)	(2,015)	(2,149)
Loans and Financing	(808)	(1,116)	(1,250)
Debentures	(2,532)	(898)	(898)
Total Gross Debt	(4,708)	(5,476)	(6,680)
Cash and Financial investments	1,266	1,937	3,385
Net Debt	(3,442)	(3,539)	(3,296)
EBITDA(1)	2,715	2,334	2,032
Net Debt / EBITDA(1)	-1.3x	-1.5x	-1.6x
Payment Book (CDCI)	-	-	(2,689)
On balance Credit Card Receivables not discounted	837	402	1,824
Net Debt with Payment Book and Credit Card Receivables not discounted	(2,604)	(3,137)	(4,160)
Net Debt with Payment Book and Credit Card Receivables not discounted / EBITDA(1)	-1.0x	-1.3x	-2.0x

In the financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations. For better comparison between the periods, a column presenting comparable results for March 2016 was added to the above table on debt.
(1) EBITDA for the last 12 months adjusted by Other Operating Income and Expenses

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW
	Consolidated
(R$ million)	09.30.2017	09.30.2016
Net Income (Loss) for the period	455	(1,048)
Adjustment for reconciliation of net income
Deferred income tax	(70)	(91)
Loss (gain) on disposal of fixed and intangible assets	88	146
Depreciation and amortization	614	826
Interests and exchange variation	703	996
Equity Income	14	(81)
Provision for contingencies	403	638
Share-Based Compensation	23	19
Allowance for doubtful accounts	531	438
Provision for obsolescence/breakage	(26)	19
Gains resulting from sale of subisidiaries	-	(94)
Deferred revenue	(292)	(236)
Other Operating Expenses	(447)	-
	1,996	1,532
Asset (Increase) decreases
Accounts receivable	(2,287)	(1,638)
Inventories	(1,075)	90
Taxes recoverable	(93)	(319)
Dividends received	155	-
Other Assets	(49)	(36)
Related parties	131	3
Restricted deposits for legal proceeding	(286)	(184)
	(3,504)	(2,084)
Liability (Increase) decrease
Suppliers	(2,446)	(5,769)
Payroll and charges	68	152
Taxes and Social contributions payable	(229)	(51)
Other Accounts Payable	203	(575)
Contingencies	(252)	(271)
Deferred revenue	(7)	95
Taxes and Social contributions paid	(74)	(110)
	(2,737)	(6,529)
Net cash generated from (used) in operating activities	(4,245)	(7,081)

Acquisition of property and equipment	(988)	(850)
Increase Intangible assets	(221)	(221)
Sales of property and equipment	106	38
Cash provided on sale of subisidiary	-	91
Net cash flow investment activities	(1,103)	(942)

Cash flow from financing activities
Increase of capital	7	2
Funding and refinancing	6,289	5,422
Payments of loans and financing	(8,277)	(4,987)
Dividend Payment	-	(4)
Acquisition of society	(8)	(80)
Intercompany loans	-	677
Net cash generated from (used) in financing activities	(1,989)	1,030

Monetary variation over cash and cash equivalents	-	22
Increase (decrease) in cash and cash equivalents	(7,337)	(6,971)

Cash and cash equivalents at the beginning of the year	9,142	11,015
Cash and cash equivalents at the end of the year	1,805	4,044
Change in cash and cash equivalents	(7,337)	(6,971)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

		Consolidated
(R$ million)	3Q17	3Q16	9M17	9M16

Cash Balance at Beginning of Period	3,116	3,716	9,142	11,015
Cash Flow from Operating Activities	(483)	804	(4,245)	(7,081)
EBITDA	735	483	2,357	1,220
Cost of Sale of Receivables	(218)	(230)	(668)	(725)
Working Capital	(1,152)	(148)	(5,808)	(7,317)
Assets and Liabilities Variation	152	699	(126)	(259)
Cash Flow from Investment Activities	(527)	(480)	(1,103)	(942)
Net Investment	(527)	(480)	(1,103)	(1,033)
Acquisition / Sale of Interest and Others	-	-	-	91
Cash on discontinuity of subsidiary	-	-	-	-
Change on net cash after investments	(1,010)	324	(5,348)	(8,023)
Cash Flow from Financing Activities	(301)	(24)	(1,989)	1,030
Dividends Payments and Others	-	-	-	(4)
Net Payments	(301)	(24)	(1,989)	1,034
Change on Net Cash	(1,311)	300	(7,337)	(6,993)
Exchange Rate	-	28	-	22
Cash Balance at End of Period	1,805	4,044	1,805	4,044

Cash includes "Assets held for sale and op. Discontinued"	539		539	-

Cash t as balance sheet (excluding Via Varejo)	1,266	4,044	1,266	4,044

In the financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capex

			Food Business
(R$ million)	3Q17	3Q16	△	9M17	9M16	△

New stores, land acquisition and	219	107	105.3%	374	303	23.3%
conversions
Store renovations and Maintenance	131	154	-14.9%	309	460	-32.9%
Infrastructure and Others	114	87	30.9%	202	286	-29.5%
Non-cash Effect
Financing Assets	(18)	(9)	99.0%	117	(187)	n.a.
Total	446	339	31.6%	1,001	862	16.1%

8. Breakdown of Sales by Business

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q17%		3Q16%		△	9M17%		9M16%		△

Pão de Açúcar	1,810	15.4%	1,777	16.2%	1.9%	5,294	15.2%	5,359	16.6%	-1.2%
Extra (1)	4,022	34.1%	4,246	38.8%	-5.3%	12,755	36.6%	13,097	40.6%	-2.6%
Convenience Stores (2)	277	2.4%	298	2.7%	-6.9%	867	2.5%	903	2.8%	-4.0%
Assaí	5,086	43.1%	4,059	37.1%	25.3%	14,164	40.6%	11,104	34.5%	27.6%
Other Businesses (3)	596	5.1%	566	5.2%	5.3%	1,765	5.1%	1,765	5.5%	0.0%
Food Business	11,791	100.0%	10,946	100.0%	7.7%	34,844	100.0%	32,228	100.0%	8.1%

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q17%		3Q16%		△	9M17%		9M16%		△

Pão de Açúcar	1,671	15.3%	1,634	16.2%	2.3%	4,871	15.2%	4,928	16.6%	-1.2%
Extra (1)	3,710	34.0%	3,889	38.5%	-4.6%	11,726	36.5%	11,987	40.3%	-2.2%
Convenience Stores (2)	259	2.4%	278	2.8%	-7.1%	808	2.5%	841	2.8%	-3.9%
Assaí	4,684	42.9%	3,736	37.0%	25.4%	12,996	40.5%	10,231	34.4%	27.0%
Other Businesses (3)	585	5.4%	554	5.5%	5.6%	1,724	5.4%	1,727	5.8%	-0.2%
Food Business	10,909	100.0%	10,090	100.0%	8.1%	32,125	100.0%	29,714	100.0%	8.1%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

9.  Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

		Food Business
	3Q17	3Q16	9M17	9M16

Cash	50.4%	51.6%	51.1%	51.8%
Credit Card	39.0%	38.3%	38.6%	38.3%
Food Voucher	10.6%	10.1%	10.3%	9.9%

10. Store Activity by Banner

		STORE OPENINGS/CLOSINGS BY BANNER
	06/30/2017	Opened	Opened by	Closed	Closed to	09/30/2017
			conversion		conversion

Pão de Açúcar	185	1	-	(1)	-	185
Extra Hiper	119	-	-	-	(1)	118
Extra Supermercado	194	-	-	(6)	-	188
Minimercado Extra	197	-	-	(14)	-	183
Minuto Pão de Açucar	79	3	-	-	-	82
Assaí	110	1	4	-	-	115
Other Business	224	2	-	(24)	-	202
Gas Station	77	-	-	(5)	-	72
Drugstores	147	2	-	(19)	-	130
Food Business	1,108	7	4	(45)	(1)	1,073

Sales Area ('000 m2 )
Food Business	1,771					1,770

# of employees ('000) (1)	89					89
(1) Excludes employees of discontinued operations

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 26, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.